Exhibit 99

Press release


                IMI's LungAlertTM CANCER TEST data accepted for
                    presentation at Major Medical Conference

        New Clinical Data to Be Presented at the 100th American Thoracic
                          Society Meeting in May 2004

TORONTO, Ontario - (January 21, 2004) - Predictive medicine company IMI International Medical Innovations Inc. (TSX:IMI, Amex: IME) announced today that a scientific abstract featuring the company's unique and patented lung cancer-screening test, LungAlert, has been accepted for presentation at the American Thoracic Society (ATS) international annual conference scheduled for May 24, 2004 in Orlando, Florida.

"IMI is committed to developing LungAlert into a leading tool for the early detection of lung cancer," said Dr. Brent Norton, IMI President and CEO. "We believe this study data will help generate further awareness and discussion of this promising new approach to screening for the disease." The ATS annual conference attracts 14,000 delegates and is the premier, international forum for physicians and scientists who work in pulmonary and critical care medicine.

The abstract accepted for presentation is: Examination of the Association of Galactose Oxidase Reactivity in Sputum with Lung Cancer, co-authored by Dr. John Miller and Dr. Gerard Cox of St. Joseph's Healthcare Hamilton in Ontario, Canada.

These findings of the ongoing study further support the data presented by Drs. Cox and Miller at the AACR 2003 annual meeting and show that GOS reactivity in sputum samples may be useful as an initial screening test to identify high risk subjects, who would benefit from other tests (such as spiral computed tomography).

                                     -more-

Lung cancer is the leading cause of cancer death, resulting in 17,000 deaths in Canada in 2002 and 155,000 deaths in the U.S., which represented 28 per cent of all cancer deaths.1 More than 80 per cent of all lung cancers occur in current or former smokers, of whom there are roughly one billion worldwide.2 There are currently no low-cost screening tests available for lung cancer.

About IMI
IMI is a world leader in predictive medicine. IMI is dedicated to developing rapid, non-invasive tests for the early detection and monitoring of life-threatening diseases, particularly cardiovascular disease and cancer. IMI's lead product is a non-invasive skin test for coronary artery disease. IMI's cancer products in development include ColorectAlert(TM), a screening test for colorectal cancer, LungAlert(TM), a screening test for lung cancer, and a new test for breast cancer. For further information, please visit the company's web site at www.imimedical.com.


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This release contains forward-looking statements that reflect the company's current expectation regarding future events. The forward-looking statements involve risk and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company's quarterly filings.

TM LungAlert is a registered trademark of IMI International Medical Innovations Inc.
1    U.S. National Institutes of Health, Canadian Lung Association
2 World Cancer Report, World Health Organization International Agency for Research on Cancer

                                      -30 -

For more information contact:
Ron Hosking, Vice President, Finance
(416) 222-3449
rhosking@imimedical.com